FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of June 2015

MEDIGUS LTD.
(Translation of registrant's name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

On May 31, 2015 Medigus Ltd. (hereinafter, the “Registrant” or the “Company”)  published an immediate report on the MAGNA site of the Israel Securities Authority and Tel Aviv Stock Exchange regarding the following matter, which is summarized below:

The Company’s Compensation Committee and Board of Directors each resolved to approve the payment to Mr. Doron Birger, effective as of the date of his appointment as a director of the Company, of cash compensation in a fixed periodic payment, and by means of fixed payments for participation in Board (or committee) meetings, up to the amounts set forth in the Companies Regulations (Rules Concerning Compensation and Expenses for an External Director), 5760-2000, in accordance with Level B as detailed in the first annex to such Regulations, and linked to inflation as set forth in such Regulations.

The Compensation Committee and the Board of Directors approved such compensation as an engagement which does not require the approval of the shareholders of the Company pursuant to the leniencies set forth in Regulation 1A(2) under the Companies Regulations (Relief Regulations Regarding Transactions with Interested Parties, 5760-2000 (hereinafter: the “Relief Regulations”).

The following is a summary of the rationale of the Compensation Committee and Board of Directors with respect to the above:
1.	The proposed cash compensation for Mr. Birger is in accordance with the compensation policy of the Company, and identical to the amounts paid to the external directors of the Company.
2.	The Committee has considered Mr. Birger’s education, skills, expertise, and professional experience.
3.
The proposed cash compensation is reasonable and proper, taking in account the scope of activities of the Company and the scope of engagement and responsibility of Mr. Birger as a director of the Company, inter alia, the preparation required for meetings of the Company’s corporate bodies.

The text of Regulation 1c of the Relief Regulations is summarized as follows:

 (a) the exemptions under the Regulations of 1 to 1B shall not apply to a public company if one or more shareholders who holds at least one percent of the issued capital or voting rights, notify the Company that they object to the said exemption, provided that the objection was filed with the Company in writing no later than fourteen days from the date on which the Company filed a public statement under the Israeli Securities Law concerning the decision or the date on which it filed an amended report concerning the decision.

(b) If an objection is delivered as stated in sub-regulation (a) above, then the transaction requires approval of the shareholders in accordance with the provisions of sections 273 or 275 of the Companies Law, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: June 1, 2015	By:	/s/ Oded Yatzkan
Oded Yatzkan
Chief Financial Officer